Exhibit 99.1

ALBERTA STAR DEVELOPMENT CORP.
Suite 506 - 675 West Hastings Street · Vancouver · British Columbia · V6B 1N2
Telephone: (604) 681-3131 Facsimile: (604) 408-3884

NEWS RELEASE

December 6, 2010	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR UPDATES DRILLING OPERATIONS AT LANDROSE, SASKATCHEWAN

CALGARY, ALBERTA - Alberta Star Development Corp. (TSXV: ASX) (“Alberta Star” or the “Company”) announces that the Company intends to spud a well (50% working interest to the Company) with the operator on section 16-50-26 W3M on or about December 6, 2010. The well will be targeting the McLaren formation, which the Company is currently producing from three (3) heavy oil wells located on nearby Section 6-50-25 W3M in the Landrose. Subject to the successful completion of the well, the Company expects to place the well on production by December 15, 2010, with an anticipated production rate of 70bbls/d (35 bbls/d net to the Company). Drilling and completion costs are expected to be approximately $380,000 ($190,000 net to the Company).

In addition, the Company has made application to reduce spacing on its property which will result in six (6) new drilling locations in the Lloydminster area of Alberta. Upon licensing approval the Company intends to include the additional wells in its 2011 drilling program.

ALBERTA STAR DEVELOPMENT CORP.

The Company is a Canadian resource exploration and development company that identifies, acquires and finances oil and natural gas assets in Western Canada and advanced stage mineral exploration projects in North America. The Company has recently made two strategic heavy oil & gas acquisitions in Lloydminster, Alberta and Saskatchewan which has expanded its diversification into the oil and natural gas resource sector with the acquisition of revenue producing resource assets which compliments its existing, advanced stage mining interests. The Company is an Alberta based, junior heavy oil producer that has a growing production base, and is maximizing future production through its exploration drilling activities, production acquisitions and strategic asset acquisition both domestically and in the international arena. The recent, strategic property acquisitions combined with a growing production portfolio has further strengthened the Company’s relationship, with an experienced working interest partner and heavy oil industry leader. This strategic partnership will allow for rapid future expansion into the oil and natural gas resource sector through exploration drilling, existing asset development and production asset acquisition. The Company’s strong balance sheet is expected to fuel the Company’s coming production growth plans in the oil and gas sector.

The Company maintains a strong balance sheet and has a qualified management team in field exploration, exploration drilling, well operations and has the necessary manpower ready for the development of the Company’s oil and gas and natural resource properties. The Company is committed to increasing its daily aggregate oil production, by selecting and acquiring additional strategic oil and gas properties for acquisition, exploration and then developing these petroleum and natural gas resource assets. The Company plans on increasing exploration and development of its existing petroleum and natural gas resource assets and plans on increasing its daily aggregate oil production with these assets. The Company continues to review and seek to acquire additional strategic oil & gas exploration properties in Alberta, Saskatchewan and as well, is seeking to acquire additional international oil and gas production and exploration projects. The Company will also consider advanced stage base and precious metal property acquisitions and will seek to acquire additional exploration and production resource projects.

INVESTOR RELATIONS

Investors are welcomed to contact Benjamin Curry of Progressive I.R. Consultants Corp. at (604) 689-2881, the Company’s Investor Relations specialists for all corporate updates, and investor inquiries.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO
Alberta Star Development Corp.
Tel (604) 681-3131        Fax (604) 408-3884
www.alberta-star.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The calculation of barrels of oil equivalent (“boe”) are based on a conversion rate of six thousand cubic feet (“mcf”) of natural gas to one barrel of crude oil. Boe’s may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is base on energy conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Reader Advisory

Certain information in this Press Release is forward-looking within the meaning of certain securities legislation, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among other things, information with respect to Alberta Star’s beliefs, plans, expectations, anticipations, estimates and intentions, including the licensing, completion and success of future drilling and development activities, the performance of existing wells, the performance of new wells, general economic conditions, availability of required equipment and services and prevailing commodity prices. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this Press Release describes Alberta Star’s expectations as of the date of this Press Release.

Material factors which could cause actual results or events to differ materially from such forward-looking information include, among others, risks arising from general economic conditions and adverse industry events, risks arising from operations generally, changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, commodity price and exchange rate fluctuations; reliance on contractual rights such as licenses and leases in the conduct of its business, reliance on third parties, reliance on key personnel, possible failure of the business model or business plan or the inability to implement the business model or business plan as planned, competition, environmental matters, and insurance or lack thereof.

Alberta Star cautions that the foregoing list of material factors is not exhaustive, is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. When relying on Alberta Star’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking information to differ materially from actual results or events. The forward-looking statements contained in this press release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.